As filed with the Commission on June 27, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Program (f/k/a Lear Corporation
Salaried Retirement Savings Plan)
Lear Corporation Hourly Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION
21557 Telegraph Road
Southfield, Michigan 48033

SUMMARY TABLE OF CONTENTS

Signatures

Appendix 1	Lear Corporation Salaried Retirement Program Audited Financial Statements as of December 31, 2007 and 2006

Appendix 2	Lear Corporation Hourly Retirement Savings Plan Audited Financial Statements as of December 31, 2007 and 2006

Exhibit

23.1	Consents of Ernst & Young LLP

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Program and the Lear Corporation Hourly Retirement Savings Plan, collectively hereinafter referred to as “the Plans,” are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 2, as listed in the Summary Table of Contents and incorporated herein by this reference. The consents of Ernst & Young LLP attached hereto as an Exhibit are a part hereof. For risks and uncertainties regarding Lear Corporation, participants should refer to the December 31, 2007 Lear Corporation Annual Report as included in Form 10-K/A filed on March 3, 2008, and other periodic filings for Lear Corporation filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 27, 2008.

Lear Corporation Salaried Retirement Program
Lear Corporation Hourly Retirement Savings Plan

By: Lear Corporation Employee Benefits Committee, as Plan Administrator

By:	/s/ Thomas J. Polera

Name: Thomas J. Polera
Title: Vice President, Global Compensation, Benefits and HR Systems

Appendix 1

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Lear Corporation Salaried Retirement Program
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Lear Corporation Salaried Retirement Program

Audited Financial Statements and Supplemental Schedules

December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Salaried Retirement Program

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Salaried Retirement Program as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 27, 2008

Lear Corporation Salaried Retirement Program

Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash equivalents	$2,270,238	$1,236,645
Investments, at fair value:
Lear Corporation Stock Fund	8,016,725	18,362,731
Mutual and short term investment funds	290,419,420	377,222,690
Participant loans	6,558,686	10,058,717

Total investments	304,994,831	405,644,138

Receivables:
Employer contributions	6,015,553	10,382
Other receivable	94,156	8,050

Total receivables	6,109,709	18,432

Total assets	313,374,778	406,899,215

Liabilities
Accrued expenses	106,262	222,590
Excess contributions payable	—	11,877

Total liabilities	106,262	234,467

Net assets available for benefits	$313,268,516	$406,664,748

See accompanying notes.

Lear Corporation Salaried Retirement Program

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Interest and dividend income	$4,865,688
Employee contributions	26,118,157
Employer contributions	20,494,687

Total additions	51,478,532

Deductions
Benefits paid to participants	54,374,340
Administrative expenses	862,300
Transfer to IAC North America Plan (see Note 1)	119,315,168
Transfer to Lear Corporation Hourly Retirement Savings Plan	350,570

Total deductions	174,902,378

Net appreciation in fair value of investments	30,027,614

Net decrease	(93,396,232)

Net assets available for benefits:
Beginning of year	406,664,748

End of year	$313,268,516

See accompanying notes.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements

December 31, 2007 and 2006, and
Year Ended December 31, 2007

1. Plan Description

Effective January 1, 2007, the Lear Corporation Salaried Retirement Savings Plan’s name was changed to the Lear Corporation Salaried Retirement Program (the Plan) to reflect the addition of the Pension Savings Plan (PSP) feature to the existing Retirement Savings Plan (RSP) feature. The PSP provides for Company contributions based on each eligible employee’s age and service. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Lear Corporation (the Company), its wholly-owned U.S. subsidiaries and certain less-than-wholly-owned U.S. subsidiaries and/or joint ventures. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Eligibility

Generally, all full-time, U.S. salaried employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete one full calendar month of service, provided that they are eligible employees on that date. Generally, part-time, U.S. salaried employees who have completed 1,000 hours of service in the one-year period from their employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which they complete 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that they are eligible employees on that date. Hourly Lear Tech employees who have completed one full calendar month of service are eligible to participate only in the RSP.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

1. Plan Description (continued)

RSP Contributions

In general, participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up contributions may be up to 75% of compensation per pay period.

For salaried employees, effective January 1, 2007, the Company’s matching contributions were generally either 25% or 50%, up to the first 5% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the same funds and in the same proportions as employee-directed contributions. The matching contribution formula is generally based on the number of years of service of the employee. From July 1, 2005 to June 30, 2006, the Company’s matching contributions were invested in the Northern Trust Short Term Investment Fund and were immediately available for transfer to any other investment fund.

For Lear Tech employees, effective January 1, 2007, the Company’s matching contributions were 25%, up to the first 4% of compensation contributed to the Plan, and were generally invested in the same funds and in the same proportions as employee-directed contributions. In addition, Lear Tech employees received a primary contribution based on the number of hours worked by the employee. Prior to July 1, 2006, primary contributions were allocated to the Northern Trust Short Term Investment Fund and were available for transfer at any time. Effective February 28, 2007, primary contributions are allocated to the same investment funds as the participant’s deferral contributions. If no investment election is on file, primary contributions are allocated to the Dodge & Cox Balanced Fund.

Company matching contributions and Company primary contributions were temporarily suspended from July 1, 2006 through December 31, 2006.

Catch up contributions are not matched.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

1. Plan Description (continued)

PSP Contributions

PSP contributions are made by the Company as of each June 30 and December 31, based upon the age and service of each eligible salaried employee on January 1. All PSP contributions were initially invested in a PSP Investment Fund. Employees who were age 50 or older were eligible to re-direct future contributions and transfer balances among certain other investment funds. Effective April 1, 2008, the Plan was amended to permit all employees regardless of age to re-direct future contributions and transfer balances among certain other investment funds.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants vest immediately in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company’s matching contributions, primary contributions and/or PSP contributions and actual earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of service, or upon disability, death or the attainment of age 65 at or prior to termination of employment.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future Company contributions. In 2007 and 2006, Company contributions did not include prior forfeitures. There were $693,026 and $443,674 of unallocated forfeitures included in the Plan assets as of December 31, 2007 and 2006, respectively.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

1. Plan Description (continued)

Distributions of Benefits

Distribution of RSP benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal of the participant after age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Hardship (as defined in the Plan).

Distribution of PSP benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal of the participant after age 65;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant; or

•	Termination of employment.

Benefits due upon death, termination, withdrawal or disability are paid in a lump sum or through installments for up to twenty years, as applicable, and are based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer distribution of such benefits until April 1 of the year subsequent to the year in which the participant attained age 70-1/2. Other forms of benefit may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions or terminate the Plan, subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

Participants may borrow from the RSP a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of his or her vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions over a period of five years or less. Loans are not permitted from the PSP.

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the employer, becomes Disabled (as defined by the Plan) or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

Plan Sponsor Development

On February 9, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with AREP Car Holdings Corp. (the Parent) and AREP Car Acquisition Corp., a wholly-owned subsidiary of the Parent (the Merger Sub). Under the terms of the Merger Agreement, the Merger Sub would have been merged with and into the Company, and as a result, the Company would have continued as the surviving corporation and a wholly-owned subsidiary of the Parent. On July 16, 2007, the Company held its 2007 Annual Meeting of Stockholders, at which the proposal to approve the Merger Agreement did not receive the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock. As a result, the Merger Agreement terminated in accordance with its terms.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

1. Plan Description (continued)

Acquisition

On November 25, 2007, the Company acquired all of the assets of Renosol Seating Corporation. Renosol Seating employees became eligible for participation in the Plan on March 1, 2008, provided that they had completed 6 months of service with Renosol Corporation.

Divestitures

On March 31, 2007, the Company completed the transfer of substantially all of the assets of the Company’s North American interior business to International Automotive Components Group North America, Inc. and International Automotive Components Group North America, LLC (together, IAC North America). IAC North America became an employer under the Plan for a transitional period that ended on November 30, 2007, with the completion of a transfer of Plan assets in the amount of $119,315,168 to a new plan established by IAC North America. Plan participants who became employed by IAC North America on March 31, 2007, were fully vested in their existing balances under the Plan.

On May 14, 2007, the Company divested its ownership interest in Amtex, Inc. (Amtex). Amtex employees who were participants in the Plan became fully vested in their accounts effective May 14, 2007, and Amtex ceased to be a participating employer under the Plan. On June 21, 2007, the Plan assets of Amtex employees were transferred to a new plan established by Amtex.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and short term investment funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on an ex-dividend date.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and short term investment funds*	$29,246,338
Lear Corporation Stock Fund	781,276

$30,027,614

The following trustee-sponsored investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2007	2006

SSGA S&P 500 Index Fund	$58,319,902	$78,878,888
EuroPacific Growth Fund	56,577,591	66,444,619
Growth Fund of America	45,244,309	57,549,732
Dodge & Cox Balanced Fund*	33,103,658	53,285,229
Vanguard LT U.S. Treasury Portfolio Fund	22,999,270	26,954,905
Northern Trust Short Term Investment Fund	21,384,193	30,290,469
Davis New York Venture Fund	19,860,290	27,600,463

* Includes non-participant-directed investments

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

4. Primary Contributions

The Dodge & Cox Balanced Fund includes both participant and non-participant-directed investments, which are commingled. The non-participant-directed contributions and associated appreciation, income, and dividends are non-participant-directed until transferred by the participant. There are no restrictions on transfers by participants with respect to the Dodge & Cox Balanced Fund. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for the Dodge & Cox Balanced Fund is as follows:

	December 31
	2007	2006

Investment, at fair value:
Dodge & Cox Balanced Fund	$33,103,658	$53,285,229

Year Ended December 31, 2007

Changes in Dodge & Cox Balanced Fund:
Net appreciation in fair value	$17,208
Dividend income	1,295,209
Employee contributions	3,113,618
Employer contributions	486,243
Loan repayment	469,756
Net transfers and rollovers	(1,224,624)
Transfer to IAC North America Plan	(17,837,047)
Expenses	(60,431)
Distributions to participants	(6,441,503)

Decrease in investment	$(20,181,571)

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

5. Matching Contributions

Effective July 1, 2006, the Plan was amended, whereby Company matching contributions were suspended. However, participants who retired between July 1 and September 30, 2006, received their accumulated match. From July 1, 2005 to June 30, 2006, the Company’s matching contributions were invested in the Northern Trust Short Term Investment Fund. On October 1, 2007, the Plan was amended and restated to provide for, among other things, the reinstatement of Company matching contributions retroactive to January 1, 2007, and to provide for their investment in the same funds and in the same proportions as employee-directed contributions.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$313,268,516	$406,664,748
Amounts allocated to withdrawing participants	(202,942)	(50,465)

Net assets available for benefits per the Form 5500	$313,065,574	$406,614,283

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2007

Benefits paid to participants per the financial statements	$54,374,340
Add amounts allocated to withdrawing participants as of December 31, 2007	202,942
Less amounts allocated to withdrawing participants as of December 31, 2006	(50,465)

Benefits paid to participants per the Form 5500	$54,526,817

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, continues to be qualified and the related trust continues to be tax exempt. The Plan administrator has applied for, but has not yet received, a new determination letter.

9. ERISA Litigation

In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the “EBC”) and certain members of its human resources personnel alleging violations of the Employee Retirement Income Security Act, of 1974, as amended, (“ERISA”) with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits as In re: Lear Corp. ERISA Litigation.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

9. ERISA Litigation (continued)

During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to Plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of Plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present and seek to recover losses allegedly suffered by the plans. The complaints do not specify the amount of damages sought.

During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. During the second quarter of 2007, the court denied defendants’ motion to dismiss and defendants’ answer to the consolidated complaint was filed in August 2007. On August 8, 2007, the court ordered that discovery be completed by April 30, 2008. During the first quarter of 2008, the parties exchanged written discovery requests, the defendants filed with the court a motion to compel plaintiffs to provide more complete discovery responses which was granted in part and denied in part, and the plaintiffs filed their motion for class certification, the response to which is due July 7, 2008. In mid-April 2008, the parties entered into an agreement to stay all pending matters including discovery and motion practice pending mediation. The mediation took place on May 12, 2008, during which time a settlement was not reached. The court will hold a status conference on July 9, 2008, at which the court will set a schedule for the completion of this matter. The Company will continue to vigorously defend the consolidated lawsuit.

Lear Corporation Salaried Retirement Program

Notes to Financial Statements (continued)

10. New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This statement clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Lear Corporation Salaried Retirement Program

EIN #13-3386776          Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Lear Corporation	Lear Corporation Stock Fund – 289,831 units; $159,405 common collective trust	**	$8,016,725
*	The Northern Trust Company	Short Term Investment Fund – 21,384,193 units	**	21,384,193
		SSGA S&P 500 Index Fund – 2,412,905 shares	**	58,319,902
		EuroPacific Growth Fund – 1,112,200 shares	**	56,577,591
		Growth Fund of America – 1,330,324 shares	**	45,244,309
		Dodge & Cox Balanced Fund – 408,687 shares	$ 30,807,637	33,103,658
		Davis New York Venture Fund – 496,383 shares	**	19,860,290
		Vanguard Long-Term U.S. Treasury Portfolio Fund – 1,999,936 shares	**	22,999,270
		Bond Fund of America – 491,414 shares	**	6,417,869
		Vanguard Small Cap Index Fund – 271,817 shares	**	8,861,244
		Dimensional Investment Group Inc Global – Equity Portfolio – 529,053 shares	**	7,898,767
		Dimensional Investment Group Inc Global – 60/40 Portfolio – 154,529 shares	**	1,987,237
		Dimensional Investment Group Inc Global – 25/75 Portfolio – 84,027 shares	**	943,625

	Charles Schwab Trust Company	Schwab Personal Choice Retirement Account	**	6,821,465
*	Participant loans	Interest rates ranging from 5.00 to 10.50%	—	6,558,686

				$304,994,831

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

Lear Corporation Salaried Retirement Savings Program

EIN #13-3386776          Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5%.

The Northern Trust Company	Dodge & Cox Balanced Fund
	120 purchases	$11,003,836				$11,003,836	$ 11,003,836
	153 sales		$ 31,202,616			24,515,719	31,202,616	$6,686,897

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

Appendix 2

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Lear Corporation Hourly Retirement Savings Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Hourly Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 27, 2008

1

Lear Corporation Hourly Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash equivalents	$928,440	$454,109
Investments, at fair value:
Lear Corporation Stock Fund	4,013,411	11,778,104
Mutual and short term investment funds	103,780,059	216,536,322
Participant loans	9,128,471	18,336,815

Total investments	116,921,941	246,651,241

Receivables:
Employer contributions	—	522,240
Employee contributions	—	620,417
Other receivable	32,464	51,760

Total receivables	32,464	1,194,417

Total assets	117,882,845	248,299,767

Liabilities
Accrued expenses	290,119	75,988
Excess contributions payable	139	15,807
Payable to IAC North America Plan (see Note 1)	3,807,892	—

Total liabilities	4,098,150	91,795

Net assets available for benefits	$113,784,695	$248,207,972

See accompanying notes.

2

Lear Corporation Hourly Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Interest and dividend income	$6,685,956
Employee contributions	12,608,454
Employer contributions	9,024,954
Transfer from Lear Corporation Hourly 401(k) Savings Plan (see Note 1)	3,554,417
Transfer from Lear Corporation Salaried Retirement Program	350,570

Total additions	32,224,351

Deductions
Benefits paid to participants	41,499,581
Administrative expenses	1,162,003
Transfer to IAC North America Plan (see Note 1)	128,047,059

Total deductions	170,708,643

Net appreciation in fair value of investments	4,061,015

Net decrease	(134,423,277)

Net assets available for benefits:
Beginning of year	248,207,972

End of year	$113,784,695

See accompanying notes.

3

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006, and
Year Ended December 31, 2007

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the Company), its wholly-owned U.S. subsidiaries and certain less-than-wholly-owned U.S. subsidiaries and/or joint ventures. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Eligibility

Generally, all full-time, U.S. hourly nonbargaining employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete between one full calendar month of service and six full calendar months of service (depending on the applicable Plan exhibit), provided that they are eligible employees on that date. Generally, all full-time, U.S. hourly bargaining employees whose collective bargaining agreements provide for their participation in the Plan are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete between one full calendar month of service and a year of service (depending on the applicable collective bargaining agreement), provided that they are eligible employees on that date. Generally, part-time, U.S. hourly employees who have completed 1,000 hours of service in the one-year period from their employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which they complete 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that they are eligible employees on that date.

Plan Merger

Effective November 1, 2007, the Lear Corporation Hourly 401(k) Savings Plan was merged into the Plan. Net assets transferred in on this date were $3,554,417.

4

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

In general, participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up contributions may be up to 75% of compensation per pay period.

The Company’s matching contributions range from 25% to 100%, up to the first 2% to 6% of compensation contributed to the Plan, depending on the terms of the applicable collective bargaining agreement and/or plant location, subject to certain limitations, and are generally invested in the same funds and in the same proportions as employee-directed contributions. From July 1, 2005 to February 27, 2007, the Company’s matching contributions were invested in the Northern Trust Short Term Investment Fund and were immediately available for transfer to any other investment fund. Catch-up contributions are not matched.

The amount of primary contributions vary by collective bargaining agreement and/or plant location and are based on the number of hours worked by the employee. Primary contributions are allocated to the same investment funds as are the participant’s deferral contributions. If no investment election is on file, primary contributions are allocated to the Dodge & Cox Balanced Fund (or, prior to February 28, 2007, the Northern Trust Short Term Investment Fund).

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting of Benefits

Participants vest immediately in their contributions and actual earnings thereon. Bargaining participants generally vest immediately in the Company’s primary contributions and actual earnings thereon regardless of length of service. Nonbargaining participants generally vest in the Company’s matching and primary contributions and actual earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service, or upon retirement, disability, death or the attainment of age 65 at or prior to termination of employment. A bargaining participant becomes vested in the Company’s matching contributions and actual earnings thereon in accordance with the applicable collective bargaining agreement.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future Company contributions. In 2007 and 2006, Company contributions did not include prior forfeitures. There were $329,032 and $183,574 of unallocated forfeitures included in the Plan assets as of December 31, 2007 and 2006, respectively.

Distributions of Benefits

Distribution of benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal of the participant after age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Hardship (as defined in the Plan).

Benefits due upon death are generally paid in either a lump sum or installments, depending on the terms of the applicable collective bargaining agreement and whether benefit distributions have already begun. Other forms of benefit may be available with respect to participants who were covered under certain plans that were previously merged into the Plan. Death benefits are based on vested amounts in the participants’ accounts. Benefits due upon termination, retirement, withdrawal or disability are paid in a lump sum or through installments, as applicable, and are

6

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer distribution of such benefits until April 1 of the year subsequent to the year in which the participant attained age 70-1/2.

Plan Termination

Subject to the provisions of related collective bargaining agreements, the Company may discontinue its contributions or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of his or her vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions over a period of five years or less.

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the employer, becomes Disabled (as defined by the Plan) or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

Plan Sponsor Development

On February 9, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with AREP Car Holdings Corp. (the Parent) and AREP Car Acquisition Corp., a wholly-owned subsidiary of the Parent (the Merger Sub). Under the terms of the Merger Agreement, the Merger Sub would have been merged with and into the Company, and as a result, the Company would have continued as the surviving corporation and a wholly-owned subsidiary of the Parent. On July 16, 2007, the Company held its 2007 Annual Meeting of

7

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Stockholders, at which the proposal to approve the Merger Agreement did not receive the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock. As a result, the Merger Agreement terminated in accordance with its terms.

Acquisition

On November 25, 2007, the Company acquired all of the assets of Renosol Seating Corporation. Renosol Seating employees became eligible for participation in the Plan on March 1, 2008, provided that they had completed 6 months of service with Renosol Corporation.

Divestitures

On March 31, 2007, the Company completed the transfer of substantially all of the assets of the Company’s North American interior business to International Automotive Components Group North America, Inc. and International Automotive Components Group North America, LLC (together, IAC North America). IAC North America became an employer under the Plan for a transitional period that ended on November 30, 2007, with the completion of a transfer of Plan assets in the amount of $124,239,167 to a new plan established by IAC North America. An additional $3,807,892 was transferred subsequent to December 31, 2007, and is reflected in the Statement of Net Assets Available for Benefits as a liability. Plan participants who became employed by IAC North America on March 31, 2007, were fully vested in their existing balances under the Plan.

On May 14, 2007, the Company divested its ownership interest in Amtex, Inc. (Amtex). Amtex employees who were participants in the Plan became fully vested in their accounts effective May 14, 2007, and Amtex ceased to be a participating employer under the Plan. On June 21, 2007, the Plan assets of Amtex employees were transferred to a new plan established by Amtex.

8

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and short term investment funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on an ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and short term investment funds*	$3,558,673
Lear Corporation Stock Fund	502,342

$4,061,015

The following trustee-sponsored investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2007	2006

Northern Trust Short Term Investment Fund	$25,331,788	$66,805,451
EuroPacific Growth Fund	15,545,034	22,625,235
Growth Fund of America	13,193,522	22,303,133
SSGA S&P 500 Index Fund	12,077,906	26,140,187
Davis New York Venture Fund	12,015,503	22,632,841
Dodge & Cox Balanced Fund*	11,916,385	33,482,174

*	Includes non-participant-directed investments

10

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

4. Primary Contributions

The Dodge & Cox Balanced Fund includes both participant and non-participant-directed investments, which are commingled. The non-participant-directed contributions and associated appreciation, income, and dividends are non-participant-directed until transferred by the participant. There are no restrictions on transfers by participants with respect to the Dodge & Cox Balanced Fund. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for the Dodge & Cox Balanced Fund is as follows:

	December 31
	2007	2006

Investment, at fair value:
Dodge & Cox Balanced Fund	$11,916,385	$33,482,174

Year Ended December 31, 2007

Changes in Dodge & Cox Balanced Fund:
Net appreciation in fair value	$201,760
Dividend income	748,048
Employee contributions	1,710,560
Employer contributions	882,977
Loan repayment	871,956
Net transfers and rollovers	(1,231,936)
Transfer to IAC North America Plan	(19,840,367)
Expenses	(88,643)
Distributions to participants	(4,820,144)

Decrease in investment	$(21,565,789)

11

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$113,784,695	$248,207,972
Amounts allocated to withdrawing participants	(3,940,587)	(108,539)

Net assets available for benefits per the Form 5500	$109,844,108	$248,099,433

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2007

Benefits paid to participants per the financial statements	$41,499,581
Add amounts allocated to withdrawing participants as of December 31, 2007	3,940,587
Less amounts allocated to withdrawing participants as of December 31, 2006	(108,539)

Benefits paid to participants per the Form 5500	$45,331,629

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, continues to be qualified and the related trust continues to be  tax exempt. The Plan administrator has applied for, but has not yet received, a new determination letter.

8. ERISA Litigation

In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the “EBC”) and certain members of its human resources personnel alleging violations of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits as In re: Lear Corp. ERISA Litigation.

During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to Plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of Plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present and seek to recover losses allegedly suffered by the plans. The complaints do not specify the amount of damages sought.

13

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

8. ERISA Litigation (continued)

During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. During the second quarter of 2007, the court denied defendants’ motion to dismiss and defendants’ answer to the consolidated complaint was filed in August 2007. On August 8, 2007, the court ordered that discovery be completed by April 30, 2008. During the first quarter of 2008, the parties exchanged written discovery requests, the defendants filed with the court a motion to compel plaintiffs to provide more complete discovery responses which was granted in part and denied in part, and the plaintiffs filed their motion for class certification, the response to which is due July 7, 2008. In mid-April 2008, the parties entered into an agreement to stay all pending matters including discovery and motion practice pending mediation. The mediation took place on May 12, 2008, during which time a settlement was not reached The court will hold a status conference on July 9, 2008, at which the court will set a schedule for the completion of this matter. The Company will continue to vigorously defend the consolidated lawsuit.

9. Excess Contributions Payable

Employee contributions include excess contributions refunded to participants subsequent to year-end that were determined to be in excess of maximum contribution levels for those participants. A liability for excess contributions payable in the amount of $139 and $15,807 has been reflected in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006, respectively.

10. New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This statement clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

14

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776      Plan # 020

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

* Lear Corporation	Lear Corporation Stock Fund – 145,098 units; $76,869 common collective trust	**	$4,013,411
* The Northern Trust Company	Money Market Fund – 25,331,788 units	**	25,331,788
	Dodge & Cox Balanced Fund – 147,116 shares	$12,791,637	11,916,385
	SSGA S&P 500 Index Fund – 499,706 shares	**	12,077,906
	Davis New York Venture Fund – 300,313 shares	**	12,015,503
	EuroPacific Growth Fund – 305,584 shares	**	15,545,034
	Growth Fund of America – 387,931 shares	**	13,193,522
	Bond Fund of America – 352,897 shares	**	4,608,839
	Vanguard Long-Term U.S. Treasury Portfolio Fund – 357,707 shares	**	4,113,625
	Vanguard Small Cap Index Fund – 34,577 shares	**	1,127,203
	Dimensional Investment Group Inc Global – Equity Portfolio – 159,331 shares	**	2,378,812
	Dimensional Investment Group Inc Global – 60/40 Portfolio – 77,782 shares	**	1,000,277
	Dimensional Investment Group Inc Global – 25/75 Portfolio – 41,956 shares	**	471,165
* Participant loans	Interest rates ranging from 5.00 to 10.50%	—	9,128,471

			$116,921,941

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

15

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776          Plan #020

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5%.

The Northern Trust Company	Dodge & Cox Balanced Fund

	130 purchases	$6,006,309				$6,006,309	$ 6,006,309
	144sales		$27,773,857			22,813,179	27,773,857	$4,960,678

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

16